[redacted]

SECURI 14045211 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITAU BBA USA SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE, 50TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAKE SHAEFFER 212-710 6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2014
16 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAKE SHAEFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITAU BBA USA SECURITIES INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified in New York County
Commission Expires Sept. 19, 2017

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities Inc.

Statement of Financial Condition
December 31, 2013

pwc

Itau BBA USA Securities Inc.

Statement of Financial Condition
December 31, 2013

Itau BBA USA Securities Inc.
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of Itau BBA USA Securities, Inc.

We have audited the accompanying statement of financial condition of Itau BBA USA Securities, Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau BBA USA Securities, Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 31, 2014

Itau BBA USA Securities Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 170,566,543
Collateralized Agreements:	
Securities borrowed	508,918,980
Securities purchased under agreement to resell	4,410,000
Securities received as collateral	308,844,834
Receivable from affiliates	25,308,130
Receivable from broker-dealers, clearing organizations and customers	26,893,421
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $5,680,904	6,225,665
Other assets	20,246,525
Total assets	$1,071,414,098
Liabilities and Stockholder's Equity	
Liabilities	
Collateralized Agreements:	
Securities loaned	$ 232,842,820
Securities sold under agreements to repurchase	26,672,000
Payable to broker-dealers, clearing organizations and customers	13,720,391
Payable to affiliates	3,143,009
Obligation to return securities received as collateral	308,844,834
Accounts payable and accrued expenses	20,831,814
Deferred rent	4,443,244
Total liabilities	610,498,112
Commitments (note 9)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	431,355,962
Retained earnings	29,559,924
Total stockholder's equity	460,915,986
Total liabilities and stockholder's equity	$1,071,414,098

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Itau BBA USA Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Itau USA Inc., (the "Parent"). The ultimate parent entity is Itau-Unibanco Holding S.A. ("Itau-Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). In addition, the Company is registered as an introducing commodity broker with the Commodity Futures Trading Commission ("CFTC"). The Company has not yet commenced offering futures to customers.

The Company's business activities include investment banking, institutional sales, prime brokerage, trading, and investment advisory services with respect to U.S. and international securities. The Company clears its U.S. transactions through third-party clearing brokers. International transactions are cleared through affiliates and another third party broker dealer.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Estimated Fair Value of Financial Instruments

The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level - 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level – 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned of $2,393,224 are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The securities owned are reported in the balance sheet within other assets and are held in custody by an affiliate.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

As of December 31, 2013, the Company did not hold any financial instruments that met the definition of Level 3.

Securities Transactions
All revenues from securities transactions, including commission revenue, fee income from affiliates and related expenses are recorded on a trade date basis.

Collateralized Agreements
Transactions involving securities purchased under agreement to resell or securities sold under agreements to repurchase are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at fair value. Interest on such contract amounts is accrued and is included in the statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where other securities are used as collateral. Securities borrowed transactions require the company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the statement of financial condition in receivables from and payables to broker-dealer and clearing organizations.

Underwriting Revenue
Underwriting income includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded when earned.

Research Fees
Research fees are determined based on the type and volume of research provided to each customer.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period. The fair value of employee share options and similar instruments is estimated using option pricing models. All stock based compensation plans established are by Itau-Unibanco and corresponds to awards that will be settled in shares of the Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2013 are as follows:

Leasehold improvements	$ 8,208,432
Equipment	3,359,917
Furniture and fixtures	338,220
	11,906,569
Accumulated depreciation and amortization	(5,680,904)
	$ 6,225,665

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2013, the Company had net capital of $396,607,395, which was $396,357,395 in excess of the required net capital of $250,000.

The Company has performed the computations of its reserve requirement in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2013, the amount required to be held on deposit in "Reserve Bank Account(s)" was $0.

The Company clears all transactions with and for customers through its foreign affiliate or U.S. clearing broker.

5. Receivable From and Payable to Broker-Dealers, Clearing Organizations and Customers

Amounts receivable from and payable to broker-dealers, clearing organizations and customers at December 31, 2013, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive, brokers	$ 7,451,235	$ 9,940,612
Securities failed-to-deliver/receive, customers	6,123,689	3,634,313
Receivable from clearing organizations	13,318,497	145,466
	$ 26,893,421	$ 13,720,391

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

6. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The Company enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain Company activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the statement of financial condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements.

	As of December 2013			
	Assets		Liabilities	
in millions	Securities borrowed	Securities purchased under agreements to resell	Securities loaned	Securities sold under agreements to repurchase
Amounts included in the consolidated statement of financial condition				
Gross carrying value	$ 508,918,980	$ 4,410,000	$ 232,842,820	$ 26,672,000
Counterparty netting	-	-	-	-
Total	**508,918,980**	**4,410,000**	**232,842,820**	**26,672,000**
Amounts that have not been offset in the consolidated statement of financial condition				
Counterparty netting	(91,827,400)	(4,410,000)	(91,827,400)	(4,410,000)
Collateral	(407,526,837)	-	(137,187,198)	(21,778,786)
Total	**$ 9,564,743**	**$ -**	**$ 3,828,222**	**$ 483,214**

Resale and Repurchase Agreements

A resale agreement is a transaction in which the Company purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the Company sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agencies.

The Company receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the Company borrows securities from a counterparty in exchange for cash or securities. When the Company returns the securities, the counterparty returns the cash or securities. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the Company lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, the Company returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S.GAAP. Had these arrangements been included in the Company's fair value hierarchy, they would have been classified in level 2 as of December, 31, 2013.

The Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2013, $308,844,834, was reported as *Securities received as collateral* and an *Obligation to return securities received as collateral* in the statement of financial condition. Collateral received in connection with all of these transactions that was subsequently repledged was $405,488,656 at December 31, 2013.

7. Income Taxes

The Company's results of operations are included in a U.S. federal tax return that is filed on a consolidated basis with the Parent. The Company computes its provision for income taxes on a separate company basis. The Company also files, on a separate return basis, various state returns.

Deferred Income taxes reflect the net tax effects of temporary differences between the financial reporting and tax based of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax assets at December 31, 2013 of approximately $6,341,994 and is included in Other Assets on the Statement of Financial Condition.

Deferred tax assets:	
Deferred compensation	$ 7,195,594
Depreciation & amortization	(853,600)
Net deferred tax asset	**$ 6,341,994**

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. Therefore no valuation allowance has been recorded at December 31, 2013.

As of December 31, 2013, there are no unrecognized tax benefits.
The Company's federal, New York City, Connecticut, California, and Massachusetts 2010 - 2012 tax returns are open to examination by the taxing authorities of each respective jurisdiction. The Company's 2009 - 2011 New York State tax returns are currently under audit, and the Company's 2012 New York State tax return is open to examination.

8. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3 year period. Deferred amounts accrue interest at Libor and will be paid in three annual equal payments. An individual with a deferral must be an employee of the Company on vesting date to receive payment. Total deferred bonus as of December 31, 2013 under this program was $10,356,441.

In addition, the Company has entered into employment contracts with certain of its employees. These contracts commit to make certain payments to the employee, generally over a 3 year period, as long as they do not resign or are terminated for cause. The total unvested obligation under these commitments at December 31, 2013 was approximately $5,249,153.

Certain employees of the Company are eligible to participate in Itau-Unibanco's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of Itau-Unibanco's stock related awards, to employees of the Company.

Restricted Stock Unit Program

Certain eligible employees are allowed to invest a percentage of their deferred bonus to acquire shares of Itau Unibanco. Title to these shares acquired vest over 5 years. Upon elections to acquire such shares, Restricted Awards are granted in accordance with the classification of the employee. The Restricted Awards convert into shares of Itau Unibanco Holding with no payment in cash.

The Company measures compensation cost related to restricted awards based on the market value of Itau Unibanco's common stock at the date of grant and amortizes that expense over the vesting period.

The following table summarizes the restricted stock activity during 2013:

	Awards	Weighted Average Fair Value
Outstanding at the beginning of the year	129,328	$ 15.06
Granted	-	
Vested	-	-
Forfeited	-	-
Outstanding at the end of the year	129,328	$ 15.06

Phantom Share-linked Instruments Program

Certain employees are entitled to invest a percentage of their bonus to acquire Phantom Share instruments linked to shares of Itau Unibanco Holding (share-linked instrument). Title to these share-linked instrument acquired vest 50% over 3 years and the remaining 50% over 5 years. Once the vesting periods are completed, the share-linked instrument acquired will only become available after 5 years and 8 years of the investment. The employee may also elect to invest a percentage of their deferred bonus to acquire share-linked instruments. With respect to the share-linked instruments acquired, 1/3 shall have a vesting period of one 1 year, 1/3 shall have a vesting period of two 2 years and 1/3 shall have a vesting period of three 3 years, in all events calculated as from the date of acquisition of the relevant share-linked instrument.

The Company measures compensation cost related to the Phantom Share-linked Instruments Program based on the market value of Itau Unibanco Holding's preferred shares at the date of the investment and amortizes that expense over the vesting period.

	Awards	Weighted Average Fair Value
Outstanding at the beginning of the year	-	$ -
Granted	184,702	15.06
Vested	-	-
Forfeited	-	-
Outstanding at the end of the year	184,702	$ 15.06

Stock Options

Itau-Unibanco Holdings Policy is to grant options for the purchase of shares of Itau Unibanco Holdings Preferred Stock at not less than market value, which the Stock Plans define as the average of the preferred shares trading on the BM&FBOVESPA over the period of at least one (1) and the most three (3) months prior to the date of granting the options and such average might be subject to a positive or negative adjustment of up to 20%. Options generally vest five years after the grant date and expire generally three years after the vesting date.

As there were no new awards issued in 2013, and all previous awards have vested, there is no future unamortized compensation expense. All awards were exercised or forfeited during 2013.

The following table summarized the stock option activity during 2013:

	Awards	Weighted Average Fair Value	Weighted Average Exercise Price
Outstanding at the beginning of the year	147,840	$ 2.66	$ 17.55
Granted	-	-	-
Excercised	(66,990)	3.46	9.88
Forfeited	(80,850)	4.56	18.67
Outstanding at the end of the year	-	$ -	$ -

The assumptions used in the option pricing model for these awards are shown below:

- Volatility 30.80%
- Dividend yield 2.91%
- Risk free rate 1.61%
- Expected average life 7 years

9. Commitments and Contingencies

The Company leases office space and certain equipment under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company.

Minimum future lease commitments under non-cancelable leases at December 31, 2013 are as follows:

Year	Amount
2014	$ 3,391,337
2015	3,617,614
2016	3,617,614
2017	3,617,614
2018	3,617,614
Thereafter	22,588,725

The Company has an uncollateralized stand-by letter of credit on deposit with the landlord of $3,364,634.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreements with the clearing

brokers, the clearing brokers may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Collateral Received and pledged

The Company receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities) as collateral, primarily in connection with resale agreements and securities borrowed. The Company obtains cash and securities as collateral on an upfront or contingent basis for collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the Company is permitted to deliver or repledge these financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the company.

	As of December 2013
Collateral available to be delivered or repledged	911,568,029
Collateral that was delivered or repledged	658,232,505

11. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are all beneficially owned by the ultimate parent Itau Unibanco Holdings. In addition the Company executes, clears, and custodies certain of its securities transactions with affiliates. Some of these transactions are denominated in foreign currencies.

Additionally, on certain occasions, the Company invests its excess cash in time deposits with an affiliated banking entity. There were no such deposits at December 31, 2013.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2013:

Assets	
Receivable from clearing affiliate	$ 18,063,985
Receivable from broker-dealers, and financial institutions	3,206,510
Receivable from affiliates	4,037,635
Cash deposit with affiliate	3,992,485
Total assets	**29,300,615**
Liabilities	
Payable to broker-dealers, and financial institutions	3,015,614
Payable to affiliates	127,395
Total liabilities	**$ 3,143,009**

12. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature. These assets would be considered Level 2 in the fair value hierarchy.

13. Revision to financial statements

During the year ended December 31, 2013, the Company identified errors relating to its tax accounting with regard to provision to return adjustments that affected prior periods.

The Company assessed the impact of the errors on its prior period financial statements and concluded that these errors were not material, individually or in the aggregate, to any previously issued financial statements. Although the effect of these errors was not material to any previously issued financial statements, the cumulative effect of correcting these errors in the current year would have been material to these financial statements for the year ended December 31, 2013. Thus, management has revised the opening equity balance by $1,055,233 to reflect the cumulative effect of the errors identified. As part of this revision process, the Company also included other smaller adjustments previously identified, which were also immaterial, and included them in the adjustment to opening equity. The impact of the above adjustments for the year ended December 31, 2012 was as follows:

	As Previously Reported	Revision	Revised Balance
Stockholder's equity, December 31, 2012	458,098,487	(1,055,233)	457,043,254

The cumulative effect of the above identified adjustments resulted in a $703,166 debit to opening retained earnings as of January 1, 2012.

14. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through March 31, 2014. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

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